UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74189 / February 3, 2015

Admin. Proc. File No. 3-16044

In the Matter of

QSGI INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by QSGI Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final decision of the Commission with respect to QSGI Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of QSGI Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   QSGI Inc., Initial Decision Rel. No. 726 (Dec. 23, 2014), 110 SEC Docket 10, 2014 WL 7330326. The stock symbol and Central Index Key number for QSGI Inc. are QSGI and 27960.

INITIAL DECISION RELEASE NO. 726
ADMINISTRATIVE PROCEEDING
File No. 3-16044

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of QSGI INC.	INITIAL DECISION December 23, 2014

APPEARANCES: Ryan Farney and Victor Tabak for the Division of Enforcement, Securities and Exchange Commission

Duncan J. Farmer for Respondent QSGI Inc.

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision grants the Division of Enforcement's Motion for Summary Disposition and revokes the registration of the registered securities of Respondent QSGI Inc.

INTRODUCTION

The Commission initiated this proceeding on August 28, 2014, when it issued an Order Instituting Administrative Proceedings (OIP). As authority, the OIP cites Section 12(j) of the Securities Exchange Act of 1934. OIP at 1; *see* 15 U.S.C. § 78*l*(j). The OIP alleges that QSGI has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g), 15 U.S.C. § 78*l*(g). OIP at 1. The OIP further alleges that before the issuance of a delinquency letter, QSGI had not filed a periodic report since it filed a Form 10-Q on March 19, 2012, for the quarter ended March 31, 2011. *Id*. The OIP also alleges that following the issuance of a delinquency letter, QSGI filed only one past-due Form 10-Q on May 22, 2014, for the period ended June 30, 2011. *Id*. Based on these factual allegations, the OIP alleges that QSGI has failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. OIP at 2; *see* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

PROCEDURAL HISTORY

QSGI filed its Answer to the OIP on September 15, 2014. In its Answer, QSGI admitted that it had not submitted a periodic report since filing a Form 10-Q on May 22, 2014, for the quarter ended June 30, 2011, and that prior to the issuance of the deficiency letter it had not filed a periodic report since March 19, 2012, for the quarter ended March 31, 2011. Answer at 2. It alleged, however, that revocation of the registration of its securities would not be appropriate because it planned to become current by December 22, 2014, had retained an accounting firm, and had "initiated the process of retaining a Compliance consultant." *Id*. at 2-3.

I held a telephonic prehearing conference on October 7, 2014, during which I granted the parties leave to file motions for summary disposition. *See* Conference Transcript at 5-8; *QSGI Inc.*, Admin. Proc. Rulings Release No. 1896, 2014 SEC LEXIS 3785 (Oct. 7, 2014). The Division moved for summary disposition on October 28, 2014.[1] QSGI filed an opposition on November 17, 2014.[2] QSGI did not file a cross-motion for summary disposition. The Division filed a reply brief in support of its motion for summary disposition on November 25, 2014.

FINDINGS OF FACT

QSGI, Central Index Key No. 27960, is a Delaware corporation located in West Palm Beach, Florida with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Answer at 1. It has not filed a periodic report since it filed a Form 10-Q for the period ended June 30, 2011.[3] *Id*. at 2; Farney Dec. Ex. 4.

QSGI's most recent Form 10-K was filed on February 15, *2012*, for the period ended December 31, *2010*, or almost a year late. *See* Form 10-K; 17 C.F.R. § 249.310; Farney Dec. Ex. 4. In the filing, QSGI explained that it filed for bankruptcy in July 2009. Following the conclusion of various events, QSGI emerged from bankruptcy in August 2011. Opposition at 4.

Prior to receiving a delinquency letter sent by the Division of Corporation Finance on April 30, 2014, QSGI's most recent periodic filing was a Form 10-Q for the period ended March 31, 2011, which it filed late on March 19, 2012. Answer at 1-2; Opposition at 5. On May 22, 2014, after receiving the delinquency letter, QSGI filed a Form 10-Q for the period ended June 30, 2011. Answer at 2; Opposition at 5. Six days later, QSGI filed a Form 8-K announcing that Morison Cogen LLP was no longer its accountant and that it had instead "engaged D'Arelli

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[1] In support of its motion, the Division included the Declaration of Ryan Farney (Farney Dec.) attaching ten exhibits.

[2] In support of its opposition, QSGI included the Affidavit of Carlos A. Sardinia (Sardinia Aff.) with two attachments. Mr. Sardinia is the President and Chief Operating Officer of QSGI. Sardinia Aff. at 1.

[3] Under the authority in Rule of Practice 323, I take official notice of QSGI's EDGAR filings. *See* 17 C.F.R. § 201.323 (permitting the taking of official notice of "any matter in the public official records of the Commission").

Pruzansky, P.A. as the Independent Registered Public Accountant to audit QSGI's financial statements for the fiscal year ended December 31, 2011 and any interim periods." Farney Dec. Ex. 7.

On June 26, 2014, the Division of Corporation Finance sent QSGI a letter noting that QSGI's Form 10-Q for the period ended June 30, 2011, appeared to be deficient. Farney Dec. Ex. 6. On August 7, 2014, QSGI reported that D'Arelli Pruzansky, P.A. had "ended its client-auditor relationship with QSGI." Farney Dec. Ex. 8. QSGI stated that it had thus retained a new registered public accountant, RBSM LLP, to audit its financial statements. *Id.* On August 18, 2014, QSGI filed a Form 8-K/A in which it reported that its Chief Financial Officer had left the company. On August 27, 2014, QSGI filed an amended Form 10-Q for the period ended June 30, 2011. In it, QSGI explained that it filed the amendment "to correct management's conclusion as to its evaluation of the disclosure controls and procedures as of June 30, 2011 which were not effective."

Review of QSGI's filings on EDGAR reveals that despite not filing periodic reports for a period of years, QSGI never filed a Form 12b-25, as required by 17 C.F.R 240.12b-25, "disclos[ing] . . . its inability to file the [omitted] report[s] timely and the reasons therefore." Farney Dec. Ex. 4.

CONCLUSIONS OF LAW

Motions for summary disposition are governed by Rule of Practice 250. *See* 17 C.F.R. § 201.250. An administrative law judge "may grant [a] motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law." 17 C.F.R. § 201.250(b). The Commission has held that "summary disposition is appropriate in proceedings . . . brought pursuant to Exchange Act Section 12(j), where the issuer has not disputed the facts that constitute the violation." *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 SEC LEXIS 2024, at *35 (June 29, 2012). QSGI concedes the operative fact of its failure to file any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011. OIP at 1-2; Answer at 1-2; *see* Opposition at 2. Summary disposition is thus appropriate.

As to the merits, the issuer of a security registered with the Commission under Exchange Act Section 12 must file annual and quarterly reports with the Commission. 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13(a). This requirement serves to "'protect[] . . . investors and . . . insure fair dealing' in the company's securities." *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *34 (Nov. 4, 2013) (quoting 15 U.S.C. § 78m(a)). "Compliance with [reporting] requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See id.* at *9 n.12. There is no dispute that QSGI failed to file timely periodic reports. As a result, it failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

SANCTIONS

The Commission may, "as it deems necessary or appropriate for the protection of investors," revoke or suspend for up to twelve months the registration of a security if it finds that the issuer of the security has failed to comply with *any* provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j) (emphasis added). Inasmuch as the periodic filing requirements are contained in a provision of the Exchange Act and rules thereunder, *see* 15 U.S.C. § 78m(a) and 17 C.F.R. §§ 240.13a-1, .13a-13(a), failure to comply with those requirements subjects the registration of the issuer's securities to suspension or revocation.

In proceedings under Exchange Act Section 12(j) involving violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect" of the violations "on the investing public, including both current and prospective investors, . . . on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings*, Inc., Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). In determining the appropriate sanction, the Commission "consider[s]" a number of factors, including "the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id*. at 19-20. This list of factors "is non-exclusive and no single factor is dispositive." *China-Biotics*, *Inc*., 2013 SEC LEXIS 3451, at *44.

In assessing the *Gateway* factors, I note that the periodic reporting requirements exist "to supply the investing public with current, accurate financial information about an issuer so that investors may make informed decisions." *Am. Stellar Energy*, *Inc*., Exchange Act Release No. 64897, 2011 SEC LEXIS 2455, at *22 (July 18, 2011). Indeed, these reports are among "the primary sources of information available to guide the decisions of the investing public." *United States v. Arthur Young & Co*., 465 U.S. 805, 810 (1984). The Commission has thus explained that a registrant's "repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation." *Calais Resources Inc*., Exchange Act Release No. 34-67312, 2012 SEC LEXIS 2023, at *18 (June 29, 2012) (citation omitted).

In this case, it has been over three years since investors have had current financial information about QSGI. It has never submitted a required quarterly or annual report for any period after it emerged from bankruptcy. Its shares have thus traded in an information vacuum. Have QSGI's fortunes improved since it emerged from bankruptcy? Investors have been left to guess about the answer to this question. No doubt, QSGI's failure to file any reports for periods after August 2011 has given investors pause.

QSGI's violations are thus serious. These violations have denied investors important information about the company after it emerged from bankruptcy. *See* Opposition at 3. As it now acknowledges, its financial situation from 2011 to 2014—the period for which no reports have been filed—was so precarious that it could not afford to comply with its reporting requirements. *Id.* at 3-5. This fact makes QSGI's violations all the more serious. QSGI denied investors the benefit of accurate financial information during an uncertain period in the company's operations. By keeping investors in the dark about its financial condition, it prevented investors from obtaining "accurate financial information" that would have allowed them to "make informed decisions." *Am. Stellar Energy*, *Inc*., 2011 SEC LEXIS 2455 at *22.

QSGI's delinquencies are not isolated but rather are recurrent. Its most recent Form 10-K, for the period ended December 31, 2010, was filed almost a year late on February 15, 2012.[4] It has not filed an annual report since. Its most recent Form 10-Q was for the period ended June 30, *2011*. This filing was almost three years late. And QSGI did not bother to submit that filing until it received a delinquency letter.

QSGI's failure to file its reports reflects a high degree of culpability. Despite knowing of the requirement to file periodic reports for each year in question, it failed to do so. Opposition at 5. Additionally, it has not filed any Forms 12b-25 seeking extensions and "disclos[ing] . . . its inability to" timely file the omitted reports "and the reasons" for that inability. *See* 17 C.F.R. § 240.12b-25(a). This latter omission reflects indifference toward the Exchange Act's filing obligations.

QSGI argues that it is not culpable because for three years it has lacked the financial ability to comply with its reporting requirements. Opposition at 3-5. QSGI's alleged financial inability to comply is not mitigating. First, filing periodic reports is one of the obligations that attends being a registered entity. It is not an optional exercise. *See America's Sports Voice*, 2007 SEC LEXIS 1241 at *12. Second, the fact of QSGI's apparently perilous financial situation is exactly the sort of information that current and potential investors need and are entitled to receive.

QSGI also claims that it "has made substantial efforts to remedy past violations," having spent $35,000 this year on accounting and auditing services. Opposition at 5-7. Compliance costs are costs borne by every registered entity, however; the fact QSGI has spent funds to do that which is should have been doing all along does not weigh especially in QSGI's favor. *See Calais Resources Inc*., 2012 SEC LEXIS 2023 at *23 n.32.

QSGI proposes that absent unforeseen difficulties, it will become current by ninety days after it filed its opposition, or by mid-February 2015. Opposition at 7. But, in its Answer, it said it planned to become current by December 22, 2014. Answer at 2-3. In light of the fact that it is on its third accounting firm this year, QSGI's ever-changing proposals to file its delinquent required reports call into question its ability to become current. *Cf. Impax Labs*., *Inc*., Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *30 (May 23, 2008) (noting that "Impax has repeatedly underestimated the amount of time that it will need to become compliant").

Moreover, actions speak louder than words. In this context, the relevant actions are filing periodic reports. Even now, months after receiving a delinquency letter, QSGI has filed but one report, which it had to amend. Against a backdrop of years of unfiled reports, asserted intentions

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[4] It is appropriate to consider matters outside the scope of the OIP when determining an appropriate sanction. *See Calais Resources Inc*., 2012 SEC LEXIS 2023 at *29 n.40.

to become current at some point in the future, *if all goes well*, do not instill confidence. Given that QSGI filed its most recent Forms 10-K and 10-Q late and has not filed a report for any period more recent than three years ago, there is substantial evidence that future violations are likely to recur.

I also find that revocation will serve to protect potential investors who are currently being denied accurate information about QSGI's financial circumstances. Additionally, revocation will serve the public interest because it will deter QSGI "and other issuers from refusing to comply with the reporting requirements until they are threatened with imminent revocation by a Commission enforcement action." *Absolute Potential, Inc*., Exchange Act Release No. 71866, 2014 SEC LEXIS 1193, at *32 (April 4, 2014).

For the reasons described above, I find that QSGI has not made a "'strongly compelling showing'" that "would justify a sanction less than revocation." *Calais Resources Inc*., 2012 SEC LEXIS 2023 at *18. I therefore find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of QSGI.

ORDER

It is ORDERED that the Division's Motion for Summary Disposition is GRANTED and, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of QSGI Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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James E. Grimes
Administrative Law Judge